UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69967

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kingswood Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11440 W. Bernardo Ct, Ste 300
(No. and Street)

(City) (State) 92127 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Derek Bruton (800) 535-6981
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nawrocki Smith LLP
(Name – *if individual, state last, first, middle name*)

290 Broad Hollow Rd, Ste 115E	Melville	NY	11747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, Derek Bruton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kingswood Capital Partners, LLC, as of DECEMBER 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

JAY GETTENBERG
NOTARY PUBLIC-STATE OF NEW YORK
No. 01GE6180376
Qualified in Kings County
My Commission Expires 05-18-2024

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kingswood Capital Partners, LLC

Audit of Financial Statements
and Supplementary Information

As of and For the Year Ended December 31, 2020

Kingswood Capital Partners, LLC

As of and For the Year Ended December 31, 2020

Contents

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Kingswood Capital Partners, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kingswood Capital Partners, LLC (the "Company") as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Kingswood Capital Partners, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Kingswood Capital Partners, LLC's management. Our responsibility is to express an opinion on Kingswood Capital Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Kingswood Capital Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Kingswood Capital Partners, LLC's financial statements. The supplemental information is the responsibility of Kingswood Capital Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Kingswood Capital Partners, LLC's auditor since 2020.

Melville, New York
February 22, 2021

Nawrocki Smith LLP

Kingswood Capital Partners, LLC
Statement of Financial Condition
As of December 31, 2020

Assets		
Cash	$	504,839
Receivable from clearing broker		34,661
Accounts receivable		29,613
Deposit with clearing broker		50,000
Prepaid expense and other assets		48,836
Total assets	$	667,949
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	34,290
Commission payable		410,461
Total liabilities		444,751
Member's equity		
Total Member's equity		223,198
Total liabilities and Member's equity	$	667,949

The accompanying notes are an integral part of these financial statements.

Kingswood Capital Partners, LLC
Statement of Operations
For the Year Ended December 31, 2020

Revenues	
Investment banking fees	$ 5,821,597
Commissions	4,023,596
Fee income	185,358
Interest and other income	2,958
Total revenues	10,033,509
Expenses	
Employee compensation and benefits	426,514
Commission expenses	8,507,615
Professional fees	268,479
Occupancy and equipment rental	6,096
Clearance expenses	98,831
Bad debt expense	100,079
Regulatory fees	91,962
Other operating expenses	247,577
Total expenses	9,747,153
Net income	$ 286,356

The accompanying notes are an integral part of these financial statements.

Kingswood Capital Partners, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2020

	Total
Balance at January 1, 2020	$ 373,145
Contributions	260,000
Distributions	(696,303)
Net income	286,356
Balance at December 31, 2020	$ 223,198

The accompanying notes are an integral part of these financial statements.

Kingswood Capital Partners, LLC
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash flow from operating activities:		
Net income		$ 286,356
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Receivable from clearing broker	3,130	
Accounts receivable	145,527	
Due from escrow	78,317	
Prepaid expense and other assets	(2,055)	
Due from registered reps	25,413	
(Decreases) increase in:		
Accounts payable and accrued expenses	(95,964)	
Commission payable	(202,210)	
Total adjustments		(47,842)
Net cash provided by operating activities		238,514
Cash flow from financing activities:		
Capital contributions	260,000	
Capital distributions	(696,303)	
Net cash used in financing activities		(436,303)
NET DECREASE IN CASH		(197,789)
CASH AT BEGINNING OF YEAR		702,628
CASH AT END OF YEAR		$ 504,839
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during year for income taxes		$ -
Cash paid during the year for interest		$ -

The accompanying notes are an integral part of these financial statements.

Note 1: ORGANIZATION

Kingswood Capital Partners, LLC (the "Company") is a broker-dealer that was formed under the laws of New York State effective October 16, 2016 as Chalice Capital Partners, LLC and registered with the Financial Industry Regulatory Authority ("FINRA"), and the Securities and Exchange Commission ("SEC") since January 18, 2018. The Company was sold in May 2020 and was approved by FINRA for 100% change in ownership. The Company legally changed its name upon completion of the FINRA Continuing Membership Application approval, but the primary business activities and operations did not materially change as a result of the change in ownership.

The Company provides retail investment and investment banking services. It engages in merger and acquisition advisory activities and the introduction of accredited and institutional investors to hedge funds, private equity firms, REITs, mutual funds, and professional money managers.

The Company does not carry or clear customer accounts and all customer transactions are executed and cleared with its clearing broker on a fully disclosed basis. The clearing broker has agreed to maintain records of the transactions effected and cleared in the customer accounts.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents- All highly liquid investments with original maturities of three months or less are considered to be cash equivalents. The Company maintains its cash at financial institutions, which may at times exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

Accounts Receivable - Accounts receivable at December 31, 2020 consists of amounts outstanding from investment banking fees and commissions per the registered representative and shared services contract further discussed in Note 3 and Note 4. Based on historical experience, management believes that these amounts are fully collectible and has elected not to record an allowance for doubtful accounts as of December 31, 2020.

Revenue Recognition - The amount of the trail commission is based on a percentage of the current market value of the client's underlying investment holdings. Trail commissions are recognized over time in the months that the ongoing support services are performed. All revenue was recognized by the Company at a point in time on a trade date basis.

Commissions and fees earned on mutual funds, annuities, equities, REITs, and other financial instruments, as well as fees earned from arranging the sale of annuities are reported to the Company on a trade basis and recognized in revenue on the trade date. Finder fees for private placements and investment banking deals are considered earned on the date that the deals are refunded. Contractually, the Company earns trailing commissions on certain trail eligible assets ("trail commissions"). Trail commissions are earned by carrying broker-dealers for ongoing support and shared with the Company as the introducing broker-dealer.

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes - The Company is not a taxpaying entity for federal, New York State and California tax reporting purposes; accordingly, no provision for income taxes has been reflected in the accompanying financial statements as income or loss from the Company is included in the members individual tax returns. The Company believes that they have appropriate support for all tax positions taken, and as such, do not have any uncertain tax positions that are material to the financial statements.

The major taxing jurisdictions applicable to the Company's business affairs, for which returns have been filed, remain open and available for audit for the years 2017 through 2020.

Uses of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

New accounting pronouncements - The Financial Accounting Standards Board (FASB) has issued Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842). The core principle of the new standard is that lessees should recognize assets and liabilities arising from all leases, except for leases with a lease term of 12 months or less. Management has evaluated the impact of this new standard on its financial statements and determined that the Company does not have any leases that require recognition on the accompanying balance sheet as of December 31, 2020.

Note 3: REGISTERED REPRESENTATIVE CONTRACTS

The Company has entered into agreements with several individuals to act as registered representatives of the Company. Their employment agreements are cancelable with written notice from either party within a timeframe as specified in the individual contracts. Commission under these agreements amount to $8,507,615 the year ended December 31, 2020. These fees are included in expenses in the accompanying Statement of Operations. Certain expenses, such as legal, insurance and regulatory fees are paid by the Company and reimbursed by the registered representatives per the terms of the individual contracts.

Note 4: RELATED PARTY TRANSACTIONS

The Company occasionally shares expenses with its registered investment advisor affiliate, Kingswood Wealth Advisors, LLC ("KWA"), which are related through common ownership. At the end of each month, any expenses paid for by KCP that are directly attributable to KWA are allocated 100% to that Company.

The Company currently is owed $0 from Kingswood Wealth Advisors ("KWA") for shared expenses. The amount due is non-interest bearing and has no formal repayment terms. Full payment is expected to be made within the next year.

Note 5: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2020. the Company had net capital of $174,362 which was $144,712 in excess of its required capital of $29,650. The Company's aggregate indebtedness to net capital ratio was 255.07% at December 31, 2020.

Note 6: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 22, 2021, which is the date these financial statements were available to be issued, noting no matters requiring disclosure in the financial statements.

Kingswood Capital Partners, LLC
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2020

Computation of net capital				
Total Member's equity			$	223,198
Less: Non-allowable assets				
Prepaid expenses and other assets		(48,836)		
Total non-allowable assets				(48,836)
Net Capital			$	174,362
Computation of net capital requirements				
Minimum net capital requirement				
6 2/3 percent of net aggregate indebtness	$	29,650		
Minimum dollar net capital required	$	5,000		
Net capital required (greater of above)				29,650
Excess net capital				144,712
Aggregate indebtedness				444,751
Percentage of aggregate indebtedness to net capital				255.07%

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 Part IIA report dated December 31, 2020.

See report of Independent Registered Public Accounting Firm.

Kingswood Capital Partners, LLC
Schedule II - Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2020

The Company is exempt from the determination of reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3 under the U.S. Securities and Exchange Commission. In addition, the Company conducts direct business with mutual fund and insurance companies whereby the Company does not take possession of customer funds or securities and therefore its direct business is not subject to the custody provisions of Rule 15c3-3.

See report of Independent Registered Public Accounting Firm.

Kingswood Capital Partners, LLC
Schedule III - Information Relating to Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2020

The Company is exempt from the possession and control requirements under paragraph (k)(2)(ii) of Rule 15c3-3 under the U.S. Securities and Exchange Commission. In addition, the Company conducts direct business with mutual fund and insurance companies whereby the Company does not take possession of customer funds or securities and therefore its direct business is not subject to the custody provisions of Rule 15c3-3.

See report of Independent Registered Public Accounting Firm.

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Kingswood Capital Partners, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Kingswood Capital Partners, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Melville, New York
February 22, 2021

Nawrocki Smith LLP

Kingswood Capital Partners, LLC
Exemption Report

Kingswood Capital Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Kingswood Capital Partners, LLC

I, Derek Bruton, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Derek Bruton
Title: Chief Executive Officer

Kingswood Capital Partners, LLC

Schedule of SIPC Assessment and Payments

For the Year Ended December 31, 2020

Contents

NawrockiSmith

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
Kingswood Capital Partners, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by Kingswood Capital Partners, LLC (the "Company") and the SIPC, solely to assist you and SIPC in evaluating Kingswood Capital Partners, LLC's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2020. Kingswood Capital Partners, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the total revenue amounts reported on the annual audited report Form X-17A-5 Part III for the year ended December 31, 2020, with the total revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Kingswood Capital Partners, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Kingswood Capital Partners, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Melville, New York
February 22, 2021

Nawrocki Smith LLP

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended December 31, 2020
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

KINGSWOOD CAPITAL PARTNERS, LLC
11440 W. BERNARDO CT., SUITE 300
SAN DIEGO, CA 92127

8-69967

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Monique Romero (212) 668-8700

WORKING COPY

2. A. General Assessment (item 2e from page 2) $14,902

B. Less payment made with SIPC-6 filed (**exclude interest**) (10,849)

July 17, 2020
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 4,053

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $4,053

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☑ **ACH** ☐
Total (must be same as F above) $ 4,053

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

KINGSWOOD CAPITAL PARTNERS, LLC
(Name of Corporation, Partnership or other organization)

Monique Romero
(Authorized Signature)

Dated the 20th day of January, 20 21.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2020 and ending December 31, 2020

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 10,033,509
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	98,831
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $42	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	98,873
2d. SIPC Net Operating Revenues	$ 9,934,636
2e. General Assessment @ .0015	$ 14,902
	(to page 1, line 2.A.)